Exhibit 99.1

ASX Market Announcement

Results of Annual General Meeting

In accordance with ASX Listing Rule 3.13.2 & section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the resolutions passed by the shareholders of Genetic Technologies Limited (‘Company’), at its Annual General Meeting of shareholders held on 10 December 2020.

All resolutions put to the meeting were passed on a poll, called by the Chairman pursuant to the Notice of Meeting.

A summary of the Poll voting results is set out on the following pages.

Authorised by:

Justyn Stedwell Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

+61 3 8412 7000

10 December 2020

About Genetic Technologies Limited

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Results of meeting

Name of entity
Genetic Technologies Limited

ACN	Date of meeting
009 212 328	10 December 2020

Resolutions voted on at the meeting					If decided by poll					Proxies received
Resolution		Result	Voting method	If s250U applies	Voted for		Voted against		Abstained	For	Against	Abstain	Discretion
No	Short description				Number	%	Number	%	Number	Number	Number	Number	Number
1	Adoption of the Remuneration Report	Carried	Poll	No Strike	368,519,604	88.11	49,728,517	11.89	2,798,878	31,601,746	49,728,517	2,798,878	4,869,865
2	Re-Election of Lindsay Wakefield	Carried	Poll	N/A	846,120,446	99.14	7,317,760	0.86	3,010,655	79,752,722	7,317,760	3,010,655	212,967,178
3	Approval of proposed issue of Warrants	Carried	Poll	N/A	833,199,818	97.59	20,590,652	2.41	2,658,391	67,080,098	20,590,652	2,658,391	212,719,174
4	Ratification of prior issue of Options under ASX Listing Rule 7.1	Carried	Poll	N/A	833,492,475	97.55	20,976,986	2.45	1,979,400	67,074,751	20,976,986	1,979,400	213,017,178
5	Ratification of prior issue of Shares under ASX Listing Rule 7.1	Carried	Poll	N/A	833,684,716	97.57	20,781,645	2.43	1,982,500	67,316,992	20,781,645	1,982,500	212,967,178
6	Ratification of prior issue of Shares under ASX Listing Rule 7.1A	Carried	Poll	N/A	834,190,171	97.63	20,281,645	2.37	1,977,045	67,322,447	20,281,645	1,977,045	213,467,178
7	Ratification of prior issue of Warrants under ASX Listing Rule 7.1	Carried	Poll	N/A	833,447,375	97.54	21,018,986	2.46	1,982,500	67,079,651	21,018,986	1,982,500	212,967,178
8	Ratification of prior issue of Warrants under ASX Listing Rule 7.1	Carried	Poll	N/A	833,489,375	97.55	20,976,986	2.45	1,982,500	57,596,651	20,976,986	1,982,500	222,492,178
9	Ratification of prior issue of Shares under ASX Listing Rule 7.1	Carried	Poll	N/A	833,520,171	97.55	20,951,645	2.45	1,977,045	66,802,447	20,951,645	1,977,045	213,317,178
10	Ratification of prior issue of Shares under ASX Listing Rule 7.1	Carried	Poll	N/A	833,444,830	97.54	21,026,986	2.46	1,977,045	66,504,606	21,026,986	1,977,045	213,539,678
11	Ratification of prior issue of Shares under ASX Listing Rule 7.1A	Carried	Poll	N/A	832,044,830	97.38	22,426,986	2.62	1,977,045	65,677,106	22,426,986	1,977,045	212,967,178
12	Issue of Performance Rights to Nick Burrows	Carried	Poll	N/A	828,724,941	97.02	25,455,165	2.98	2,268,755	62,538,375	25,455,165	2,268,755	212,786,020
13	Issue of Performance Rights to George Muchnicki	Carried	Poll	N/A	609,588,488	96.07	24,909,065	3.93	598,755	65,115,321	24,909,065	598,755	212,425,174
14	Issue of Performance Rights to Peter Rubinstein	Carried	Poll	N/A	616,319,232	96.03	25,481,565	3.97	598,755	58,342,821	25,481,565	598,755	4,575,865
15	Issue of Performance Rights to Lindsay Wakefield	Carried	Poll	N/A	830,941,041	97.09	24,909,065	2.91	598,755	64,990,321	24,909,065	598,755	212,550,174
16	Appointment of Auditor	Carried	Poll	N/A	852,654,754	99.06	3,385,352	0.4	408,755	86,535,034	3,385,352	408,755	212,719,174
17	Approval of Increased Placement Capacity	Carried	Poll	N/A	808,414,930	94.52	46,875,795	5.48	1,158,136	42,295,210	46,875,795	1,158,136	212,719,174

ASX template for announcing the results of a meeting of security holders (effective 1 December 2019)	Page 1